Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

January 24, 2014	TSX: TMM, NYSE.MKT TGD

NEWS RELEASE

Timmins Gold completes amendment to Credit Facility with
Sprott Resource Lending Partnership

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.MKT:TGD) (the “Company”). Further to its news release of December 16, 2013, the Company is pleased to announce it has amended its C$18 million credit agreement with Sprott Resource Lending Partnership (the “Lender”).

The amended credit agreement has a term of 12 months from January 1, 2014. Interest is payable in monthly installments at the rate of 9% per annum. Payment of the principal amount outstanding will be made prior to or at the end of the term. In consideration of the extension, 300,000 common shares of the Company (the “Bonus Shares”) at a deemed price of $1.20 per share were issued to the Lender, representing 2% of the principal amount of the loan. The Bonus Shares are subject to a four months and one day hold period expiring May 25, 2014.

On behalf of the Board:	For further information:

Bruce Bragagnolo, LLB	Alex P. Tsakumis
Chief Executive Officer	Vice President, Corporate Development
604-638-8980	604-638-8976
bruce@timminsgold.com	alex@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.